UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

ECMOHO Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

27888P 104 (1)

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing four Class A ordinary shares.

SCHEDULE 13G

CUSIP No. 27888P 104

1	Names of Reporting Persons SMC General Partner II Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 5,693,200 Class A ordinary shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 5,693,200 Class A ordinary shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,693,200 Class A ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

Percent of Class Represented by Amount in Row (9)
8.96% of Class A ordinary shares (or 4.10% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)*

12	Type of Reporting Person (See Instructions) PN

*                 The percentages used in this Schedule 13G are calculated based on a total of 138,717,499 ordinary shares, comprising 63,567,099 Class A ordinary shares and 75,150,400 Class B ordinary shares, of the Issuer issued and outstanding as of December 31, 2019, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2019.

1	Names of Reporting Persons SMC Capital China Fund II, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 5,693,200 Class A ordinary shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 5,693,200 Class A ordinary shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,693,200 Class A ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

Percent of Class Represented by Amount in Row (9)
8.96% of Class A ordinary shares (or 4.10% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)*

12	Type of Reporting Person (See Instructions) PN

*                 The percentages used in this Schedule 13G are calculated based on a total of 138,717,499 ordinary shares, comprising 63,567,099 Class A ordinary shares and 75,150,400 Class B ordinary shares, of the Issuer issued and outstanding as of December 31, 2019, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2019.

1	Names of Reporting Persons Smart Warrior Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 5,693,200 Class A ordinary shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 5,693,200 Class A ordinary shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,693,200 Class A ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

Percent of Class Represented by Amount in Row (9)
8.96% of Class A ordinary shares (or 4.10% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)*

12	Type of Reporting Person (See Instructions) CO

*                 The percentages used in this Schedule 13G are calculated based on a total of 138,717,499 ordinary shares, comprising 63,567,099 Class A ordinary shares and 75,150,400 Class B ordinary shares, of the Issuer issued and outstanding as of December 31, 2019, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2019.

Item 1.
	(a)	Name of Issuer: ECMOHO Limited
	(b)	Address of Issuer’s Principal Executive Offices: 3F, 1000 Tianyaoqiao Road Xuhui District Shanghai, People’s Republic of China, 200030

Item 2.
(a)

Name of Person Filing:

(i)                                   SMC General Partner II Limited (“SMC GP II”), a company organized under the law of the Cayman Islands;

(ii)                                SMC Capital China Fund II, L.P., (“SMC”), a company organized under the law of the Cayman Islands, whose general partner is SMC GP II;

(iii)                             Smart Warrior Limited (“Smart Warrior”), a British Virgin Islands company and a wholly-owned subsidiary of SMC.

(b)

Address of Principal Business Office or, if none, Residence:

(i)                                   The address of the principal business office of SMC GP II is Room 06, 25/F, The Centrium 60 Wyndham Street, Central, Hong Kong.

(ii)                                The address of the principal business office of SMC is Room 06, 25/F, The Centrium 60 Wyndham Street, Central, Hong Kong.

(iii)                             The address of the principal business office of Smart Warrior is Room 06, 25/F, The Centrium 60 Wyndham Street, Central, Hong Kong.

	(c)	Citizenship: Each of SMC GP II and SMC is organized under the law of the Cayman Islands. Smart Warrior is organized under the law of British Virgin Islands.
	(d)	Title and Class of Securities: Class A ordinary shares, par value US$0.00001 per share
	(e)	CUSIP No.: 27888P 104 (ADSs)

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership

					Sole power	Shared
					to	power
				Shared	dispose or	to dispose
			Sole power	power to	to	or
	Amount		to vote or	vote or to	direct the	to direct the
Reporting	beneficially	Percent of	direct to	direct the	disposition	disposition
Person(1)	owned	class(2)	vote(2)	vote	of(1)	of
SMC GP II	5,693,200	8.96%	5,693,200	0	5,693,200	0
SMC	5,693,200	8.96%	5,693,200	0	5,693,200	0
Smart Warrior	5,693,200	8.96%	5,693,200	0	5,693,200	0

(1)         As of December 31, 2019, Smart Warrior directly owned 5,693,200, or 8.96%, of the Issuer’s Class A ordinary shares. Smart Warrior is wholly-owned by SMC, whose general partner is SMC GP II. Accordingly, each of SMC GP II and SMC may thereby be deemed to beneficially own the 5,693,200 Class A ordinary shares owned by Smart Warrior.

(2)         Represent 8.96% of total Class A ordinary shares (or 4.10% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares). Calculated based on a total of 63,567,099 Class A ordinary shares and 75,150,400 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2019, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2019.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2020

SMC General Partner II Limited

By:	/s/ Nicholas John Powell
Name:	Nicholas John Powell
Title:	Director

SMC Capital China Fund II, L.P.
By: SMC General Partner II Limited
Its General Partner

By:	/s/ Nicholas John Powell
Name:	Nicholas John Powell
Title:	Director

Smart Warrior Limited

By:	/s/ Nicholas John Powell
Name:	Nicholas John Powell
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement